Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. PROVIDES DRILLING UPDATE AND YEAR END 2024 EARNINGS RELEASE INFORMATION

Thousand Oaks, CALIFORNIA, February 27, 2025 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) is pleased to provide an earnings release update and an operations update on its next wells in its Tishomingo field in Oklahoma.

Lovina Wells

The location has been built and the drilling rig is scheduled to move in next week with an anticipated spud date early in the second week of March. The Lovina 9-16-1H, 9-16-2H, 9-16-3H and 9-16-4H wells (100% working interest) are all planned 1.5 mile lateral wells located on the same pad. Completion of these wells is being scheduled for May, with the wells anticipated to begin production in June.

Forguson Well

The location for the Forguson 17-20-3H well is currently being constructed and the drilling rig is scheduled to move to this location once the Lovina wells have been drilled. Kolibri will have a 46% working interest in this 1.5 mile lateral well. A large integrated oil company had elected to participate in the well.

Wolf Regener, President and CEO, commented, “We are excited to begin our 2025 drilling program with our next wells in the heart of the Tishomingo field as well as drilling the Forguson well to test the economics of our east side acreage. The Caney target on the eastern side has similar characteristics and thickness as in the heart of Kolibri’s proved acreage except that it is shallower. It is currently defined as a contingent resource and, therefore, is not included in our third party reserves estimates. An economically successful well could add significant additional reserves and value to the Company.

We expect these wells to contribute to the continued growth of our production and cash flow, which is reflected in our recent guidance which forecast significant increases for 2025 over our 2024 guidance (see the Company’s January 14, 20025 news release).”

Year End Earnings Release and Earnings Call

The Company expects to release financial and operating results for its year end 2024 results after market close on March 25, 2025.

In connection with the earnings release, management will host a conference call for investors and analysts on March 26, 2025, at 9:00 a.m. PDT to discuss the Company’s results and to host a Q&A session. Interested parties are invited to participate by calling:

Dial-In: 1-877-317-6789

International Dial-In: 1-412-317-6789

When calling, please request to be joined into the Kolibri Global Energy Inc. call.

Conferences

Wolf Regener, CEO and Gary Johnson, CFO will be participating in the 37th Annual Roth Capital Conference on March 16 to 18, 2025 in Dana Point, California where they will be having 1-1 meetings.

Mr. Regener and Mr. Johnson will also participate in the Sidoti Small-Cap Virtual Conference, on March 19 and 20th, 2025. They will be presenting at 11:30 A.M. PDT on March 20th, 2025 as well as having 1-1 meetings during the two-day conference.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development, wells performing as anticipated, including anticipated increases in production, cash flow, higher rates of return and efficiencies, and the timing of the release of the Company’s financial and operating results for its year end 2024. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the gathering system issues will be resolved, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment, labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the gathering system operator doesn’t get the issues resolved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more leases and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Caution Regarding Future-Oriented Financial Information and Financial Outlook

This news release may contain information deemed to be “future-oriented financial information” or a “financial outlook” (collectively, “FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above under “Caution Regarding Forward-Looking Information”. The actual results of operations of the Company and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this news release was made as of the date of this news release and the Company disclaims any intention or obligations to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.